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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(b) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number: 1-4115

                        ZENITH ELECTRONICS CORPORATION
            (Exact name of registrant as specified in its charter)


                             2000 Millbrook Drive
                         Lincolnshire, Illinois 60069
                   (Address of principal executive offices)

                                 847-941-8000
   (Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)


                       8.19% Senior Debentures due 2009
           (Title of each class of securities covered by this Form)


                                     None
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a) (1) (i)   [_]             Rule 12h-3(b) (1) (i)   [X]
     Rule 12g-4(a) (1) (ii)  [_]             Rule 12h-3(b) (1) (ii)  [_]
     Rule 12g-4(a) (2) (i)   [_]             Rule 12h-3(b) (2) (i)   [_]
     Rule 12g-4(a) (2) (ii)  [_]             Rule 12h-3(b) (2) (ii)  [_]
                                             Rule 15d-6              [_]

     Approximate number of holders of record as of the certificate or notice date: 278

     Pursuant to the requirements of the Securities Exchange Act of 1934, Zenith Electronics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
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Date:  June 29, 2001                    ZENITH ELECTRONICS CORPORATION


                                        By:    /s/ Beverly A. Wyckoff
                                              ----------------------------------
                                        Name:  Beverly A. Wyckoff
                                        Title: Vice President, General Counsel
                                               and Secretary